CM

SECURITI  IISSION

10035507

OMB Number:	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coronado Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18029 Calle Ambiente, Suite 519
(No. and Street)

Rancho Santa Fe , CA 92067
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arne Rovell (858) 997-0956
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/17/2010

OATH OR AFFIRMATION

I, Arne Rovell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coronado Investments, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRINCIPLE

Title

* SEE ATTACHMENT FOR CORRECT WORDING

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 25th day of February 2010,

by Arne Rovell, proved to be on the basis of satisfactory

evidence to be the person(s) who appeared before me.


INGRID LOUISE SPILKIN
COMM. #1816218
Notary Public-California
San Diego County
Comm. Expires Oct 19, 2012

Ingrid Louise Spilkin
Signature of Notary Public

(seal)

OPTIONAL INFORMATION

THE INFORMATION PROVIDED BELOW IS NOT REQUIRED BY LAW

CHARACTER OR TITLE OF DOCUMENT ____________________

NUMBER OF PAGES ________ **DOCUMENT DATE** ____________

SIGNER(S) OF THE DOCUMENT OTHER THAN THOSE NAMED ABOVE:

____

____

____

Coronado Investments, LLC

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Coronado Investments, LLC

We have audited the accompanying statement of financial condition of Coronado Investments, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coronado Investments, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 23, 2010
San Diego, California

Coronado Investments, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 32,701
Accounts receivable, less allowance for bad debts of $32,523	382,416
Property and equipment, less accumulated depreciation of $888	4,438
Other assets	3,140
Total assets	$422,695

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 6,354
Deferred rent liability	6,016
Total liabilities	12,370
Members' equity	410,325
Total liabilities and members' equity	$422,695

See notes to financial statements.

Coronado Investments, LLC

Statement of Income

Year Ended December 31, 2009

Revenues	
Fee income	$1,288,675
Interest income	1,045
Other	779
Total revenues	1,290,499
Expenses	
Compensation and benefits	67,457
Rent and utilities	63,454
Bad debts	32,523
Office	30,891
Taxes, licenses and registrations	23,354
Communication	14,358
Travel and entertainment	15,025
Outside services	13,597
Depreciation	888
Other	2,005
Total expenses	263,552
Net income	$1,026,947

See notes to financial statements.

Coronado Investments, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2009

Balance, beginning of year	$ 416,410
Distributions	(1,033,032)
Net income	1,026,947
Balance, end of year	$ 410,325

See notes to financial statements.

Coronado Investments, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 1,026,947
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	888
Changes in operating assets and liabilities	
Accounts receivable	2,199
Prepaid expenses and other	435
Accounts payable and accrued liabilities	(811)
Deferred rent liability	6,016
Net cash from operating activities	1,035,674
Cash flows from investing activities	
Capital expenditures	(5,326)
Cash flows from financing activities	
Distributions	(1,033,032)
Decrease in cash and cash equivalents	(2,684)
Cash and cash equivalents	
Beginning of year	35,385
End of year	$ 32,701
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 13,515

See notes to financial statements.

Coronado Investments, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Coronado Investments, LLC (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of hedge funds and separate managed account investment programs offered by Registered Investment Advisors.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2009 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2009.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense is recognized on the straight-line basis over the term of the lease. The deferred rent liability results from differences in the recognition of rent expense and the timing of rent payments. Rent expense was $58,886 for 2009. Future minimum lease payments are as follows:

Year Ending December 31:	
2010	$38,465
2011	40,029
2012	20,406
	$98,900

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2009 was 0.29 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2009, the Company had net capital of $596,699 which was $496,699 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

Coronado Investments, LLC

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2009

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total members' equity	$410,325	$444,532	$(34,207)
Less non-allowable assets included in the following statement of financial condition captions			
Accounts receivable	382,416	414,938	32,522
Prepaid expenses and other	3,140	3,140	-
Property and equipment	4,438	-	(4,438)
Net capital	20,331	26,454	(6,123)
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 15,331	$ 21,454	$ (6,123)
Total aggregate indebtedness included in the statement of financial condition	$ 12,370	$ 6,247	$ 6,123
Ratio of aggregate indebtedness to net capital	0.61	0.24	

Note: *The differences result primarily from audit adjustments to accounts receivable, property and equipment, accumulated depreciation, and deferred rent liability.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Coronado Investments, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Coronado Investments, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Beras & Farrington APC

February 23, 2010
San Diego, California

SIPC SUPPLEMENTAL REPORT

Board of Directors
Coronado Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Coronado Investments, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported for the fiscal period beginning April 1, 2009 and ending December 31, 2009, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beers & Farrington APC

February 23, 2010
San Diego, California

Coronado Investments, LLC

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

From April 1, 2009 to December 31, 2009

Total revenue	$979,565
Deductions	-
SIPC net operating revenues	$979,565
General assessment @ .0025	$2,449
Less payments	
January 20, 2009	(150)
July 28, 2009	(603)
Assessment balance due	$1,696

Coronado Investments, LLC

Financial Statements
and
Independent Auditor's Report
Year Ended December 31, 2009